SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒         No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

Announcement regarding First Fiscal Quarter 2006 Results:

On June 7, 2006, the Company announced its financial results for the fiscal quarter ended March 31, 2006 and the closing of certain financing transactions, including $1.350 million of equity financing and the conversion of $2.0 million of a convertible note into Preferred A Shares. Attached hereto as Exhibit 99.1 is the Company’s Press Release dated June 7, 2006, entitled “ViryaNet Reports Results of its First Fiscal Quarter of 2006,” which includes the Company’s actual financial results for the first fiscal quarter ended March 31, 2006.

Nasdaq Listing:

As previously disclosed on February 10, 2006, the Company received notice from the Nasdaq Listing Qualifications Staff that it failed to satisfy the $2.5 million shareholders’ equity requirement for continued listing on The Nasdaq Capital Market, as required by Nasdaq Marketplace Rule 4310(c)(2)(B). Subsequent to receipt of such notice, the Company appeared before the Nasdaq Listing Qualifications Panel and presented its plan to regain compliance with the minimum shareholders’ equity requirement. Pursuant to the hearing before the Nasdaq Panel, the Panel granted the Company an exception to regain compliance with the minimum shareholders’ equity requirement. Specifically, on or before June 7, 2006, the Company was required to publicly file a pro forma balance sheet, no older than 60 days, evidencing the Company’s compliance with the $2.5 million shareholders’ equity requirement.

Based upon the Company’s reported financial results for its first fiscal quarter of 2006 and the increase in the Company’s shareholders’ equity as a result of the aforementioned financings, which were closed subsequent to the completion of the first fiscal quarter, the Company believes it now satisfies all requirements for continued listing on The Nasdaq Capital Market, including the $2.5 million shareholders’ equity requirement. In support of its conclusion, the Company has attached hereto as Exhibit 99.2 an adjusted pro forma balance sheet demonstrating the impact of the aforementioned financing transactions on the Company’s pro forma balance sheet as of April 8, 2006 (not older than 60 days). However, unless and until NASDAQ renders a final determination that the Company complies with all requirements for continued listing on The Nasdaq Capital Market, there can be no assurances that the Company’s securities will continue to be listed on NASDAQ.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date:  June 7, 2006

By:  /s/    ALBERT A. GABRIELLI

        Name: Albert A. Gabrielli

        Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the Company on June 7, 2006, entitled “ViryaNet Reports Results of its First Fiscal Quarter of 2006.”

99.2	Condensed consolidated pro-forma Balance Sheets (U.S. GAAP).

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy

ViryaNet	ViryaNet

508-490-8600, ext 3038	508-490-8600, ext 3090

VIRYANET REPORTS FINANCIAL RESULTS FOR

FIRST FISCAL QUARTER OF 2006

Company Experiences Sequential Revenue Growth of 27%

Southborough, Mass. — June 7, 2006 — ViryaNet (Nasdaq: VRYA), a leading provider of solutions that automate business processes for mobile workforce management and field service delivery, today announced financial results for its first quarter of 2006.

Total revenues for the first quarter, ended March 31, 2006, were $4.0M, an increase of 27% from $3.1M of revenue recorded for the fourth quarter of 2005, and a 6% increase from $3.7M of revenue recorded for the first quarter of 2005. The Company reported a net loss of $0.7M, or $0.09 per basic and diluted share for the first quarter, ended March 31, 2006, compared to a net loss of $1.6M, or $0.22 per basic and diluted share for the fourth quarter of 2005, and compared to a net loss of $1.1M, or $0.19 per basic and diluted share for the first quarter of 2005.

“In Q1, we saw growth in the sale of software licenses, improved gross margin performance, and a reduction in operating losses,” stated Memy Ish-Shalom, president and CEO, ViryaNet. “The organizational realignment that we undertook earlier has provided to us focus and highlighted to the marketplace ViryaNet’s superior product, domain expertise, and value proposition. This focus has resulted in new license revenue and success in cross selling our product into existing customers. We signed two new end-user deals during the quarter, and gained another end-user customer through our channel network. We’ve also seen a strengthening of our sales pipeline, which is being supported by marketing campaigns. Our results for Q1 indicate that we are on the track to profitability.”

Software license revenues were $0.5M for the first quarter of 2006, compared to $0.2M for the fourth quarter of 2005, and compared to $1.4M in the first quarter of 2005. Professional services revenues grew by 22% to $3.5M for the first quarter of 2006, compared to $2.9M for the fourth quarter of 2005, and grew by 51% from $2.3M for the first quarter of 2005.

The Company reported a gross profit of $2.0M for the first quarter of 2006, or a gross margin of 49%, compared to a gross profit of $1.2M, or a gross margin of 37% in the fourth quarter of 2005, and compared to a gross profit of $1.9M, or a gross margin of 50% in the first quarter of 2005.

Operating expenses for the first quarter of 2006 were $2.4M, compared to $2.5M for the fourth quarter of 2005, and compared to $2.8M for the first quarter of 2005. During the first quarter, the Company completed its organization realignment and cost reduction actions, which have both contributed to the improved financial results. The Company expects to achieve the full benefit of these cost reduction actions in the second quarter of 2006.

The Company’s cash position on March 31, 2006 was $0.7M, compared to $2.0M on December 31, 2005. The Company’s short-term and long-term bank debt position on March 31, 2006 was $3.4M, compared to $2.2M on December 31, 2005. The Days of Sales Outstanding (DSO) for the Company in the first quarter of 2006 was 52 days, compared to 39 days in the fourth quarter of 2005.

The Company also announced that it had closed $1.1 million of equity financing, which was previously announced in its press release dated May 5, 2006. In addition, the Company announced that the shareholders of the Company voted in favor of all the items in the proxy statement for the special meeting of shareholders held on June 2, 2006. As a result, the Company has increased its authorized share capital to 25,000,000 Ordinary Shares, completed the conversion of $2.0 million of its 7.5% convertible note with LibertyView to Preferred A Shares of the Company at a conversion price of $1.53 per Preferred A Share, and closed $250,000 of the $650,000 of additional equity financing approved by the shareholders on the same terms as the $1.1 million of equity financing closed previously.

These recent financing activities, in combination with the financial results for the first quarter of 2006, resulted in an increase in the Company’s shareholders’ equity to more than $2.5 million. As a result, the Company believes it now satisfies all requirements for continued listing on The Nasdaq Capital Market, including the $2.5 million shareholders’ equity requirement. However, unless and until NASDAQ renders a final determination that the Company complies with all requirements for continued listing, there can be no assurances that the Company’s securities will continue to be listed on NASDAQ.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s products enable companies in the utilities, telecommunications, retail, insurance, and general service sectors to manage and optimize mission critical business processes, resulting in increased service revenues, decreased service costs, and maximized customer satisfaction. The robust set of applications help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management. Visit ViryaNet at www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31	March 31
	2005	2006
		Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,040	$659
Trade receivables, net	1,322	2,290
Other accounts receivable and prepaid expenses	785	896

Total current assets	4,147	3,845

SEVERANCE PAY FUND	795	722

PROPERTY AND EQUIPMENT, NET	295	274

CUSTOMER RELATIONSHIP, NET	1,099	1,030

OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COST, NET	1,072	953

GOODWILL	7,048	7,035

Total assets	$14,456	$13,859

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31	March 31
	2005	2006
		Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$253	$1,659
Current maturities of long-term bank loan	698	573
Trade payables	1,074	910
Deferred revenues	3,193	2,302
Other accounts payable and accrued expenses	2,241	2,306
Loan from related party	285	230
Short-term Convertible note	407	435

Total current liabilities	8,151	8,415

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	1,293	1,147
Long-term Convertible note	3,592	3,575
Accrued severance pay	1,237	1,136

Total long-term liabilities	6,122	5,858

COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS’ EQUITY:
Share capital	1,769	1,780
Additional paid-in capital	112,789	112,856
Deferred stock compensation	(135)	(116)
Accumulated other comprehensive loss	(435)	(459)
Accumulated deficit	(113,805)	(114,475)

Total shareholders’ equity	183	(414)

Total liabilities and shareholders’ equity	$14,456	$13,859

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31
	2005	2006
	Unaudited	Unaudited
Revenues
Software licenses	$1,415	$460
Maintenance and services	2,317	3,500

Total revenues	3,732	3,960

Cost of revenues:
Software licenses	108	86
Maintenance and services	1,744	1,928

Total cost of revenues	1,852	2,014

Gross profit	1,880	1,946

Operating expenses:
Research and development, net	780	530
Selling and marketing (1)	1402	1,168
General and administrative (1)	631	696

Total operating expenses	2,813	2,394

Operating loss	(933)	(448)
Financial expenses, net (1)	(142)	(222)

Net loss	$(1,075)	$(670)

Basic and diluted net loss per share	$(0.19)	$(0.09)

Weighted average number of shares used in computing basic and diluted net loss per Ordinary share	5,737,511	7,360,324

(1) The breakdown of stock-based compensation over expenses is as follows:
Selling and marketing	10	10
General and administrative	28	38
Financial expenses	9	7

Total	$47	$55

Exhibit 99.2

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED PRO-FORMA BALANCE SHEETS (U.S. GAAP)

(Shareholders Equity and Cash reflect the post April 8, 2006

Equity Financial Transactions on a pro-forma basis)

	April 8, 2006
	U.S. dollars in thousands
	Pro-Forma April 8, 2006	Adjustments	Adjusted Pro-Forma
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,524	$1,350	$2,874
Trade receivables, net	2,146		2,146
Other receivables and prepaid expenses	880		880

Total current assets	4,550	1,350	5,900

SEVERANCE PAY FUND	725		725

PROPERTY AND EQUIPMENT, NET	272		272

CUSTOMER RELATIONSHIP, NET	1,031		1,031

OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COSTS, NET	955	(34)	921

GOODWILL	7,043		7,043

	$14,576	$1,316	$15,892

VIRYANET LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED PRO-FORMA BALANCE SHEETS (U.S. GAAP)

(Shareholders Equity and Cash reflect the post April 8, 2006

Equity Financial Transactions on a pro-forma basis)

	April 8, 2006
	U.S. dollars in thousands
	Pro-Forma April 8, 2006	Adjustments	Adjusted Pro-Forma
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$1,705		$1,705
Current maturities on long-term bank loan	574		574
Trade payables	984		984
Deferred revenues	3,109		3,109
Other accounts payable and accrued expenses	2,275	83	2,358
Loan from related party	230		230
Short-term convertible note	438		438

Total current liabilities	9,315	83	9,398

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	998		998
Long-term convertible note	3,573	(2,398)	1,175
Accrued severance pay	1,139		1,139

Total long-term liabilities	5,710	(2,398)	3,312

SHAREHOLDERS’ EQUITY:
Share capital	1,780	597	2,377
Additional paid-in capital	112,856	3,068	115,924
Deferred stock compensation	(112)		(112)
Accumulated other comprehensive loss	(437)		(437)
Accumulated deficit	(114,536)	(34)	(114,570)

Total shareholders’ equity	(449)	3,631	3,182

	$14,576	1,316	$15,892